Exhibit 99.1

Foresight to Supply Advanced Systems for SUNWAY-AI’s Autonomous Logistics Vehicles

Foresight’s 3D perception systems will be integrated into SUNAWAY’s autonomous logistics and robotic vehicles

Ness Ziona, Israel – July 8, 2024 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in automotive vision systems, announced today the signing of an amendment to an existing agreement with SUNWAY-AI Technology (Changzhou) Co., Ltd. (“SUNWAY”), a Chinese manufacturer of autonomous and unmanned intelligent vehicle solutions. As per the amendment, the Company’s ScaleCam™, a cutting-edge stereoscopic vision system, will be incorporated into SUNWAY’s innovative line of autonomous logistics and robotic vehicles.

This amendment to the joint development and supply agreement signed with SUNWAY, as announced by the Company on November 16, 2022, states that Foresight will initially equip SUNWAY’S unmanned warehouse and materials handling vehicles, autonomous coffee machine carts and wireless charging robotic vehicles with its advanced 3D perception systems to enable autonomous capabilities for both indoor and outdoor operations. This integration will enable SUNAWAY’s unmanned logistics and robotic vehicles to navigate complex environments seamlessly, enhancing the efficiency and safety of logistical operations across a wide range of industries and applications. If SUNWAY approves Foresight’s ScaleCam solution, customized to their specific requirements, Foresight is expected to supply the first batch of ScaleCam systems by the end of 2024.

The 2022 Agility Emerging Markets Logistics Index ranks China as the leading global logistics market, based on logistics opportunities and business fundamentals. This success is largely attributed to China’s robust logistics infrastructure, including an extensive network of warehouses and storage facilities, coupled with advanced IT services. In addition, according to a 2023 study by Modor Intelligence, the China automotive logistics market size is estimated to be USD $52.58 billion in 2024, and is expected to reach USD $70.22 billion by 2029, growing at a CAGR of 5.96% during the forecast period (2024-2029).

About SUNWAY-AI Technology

Sunway-AI Technology (Changzhou) Co., Ltd. focuses on research and development, design, manufacturing and sales of intelligent vehicle technology and products. The company’s employees include technicians from the Institute of automation of the Chinese Academy of Sciences, Tsinghua Automobile Research Institute, BAIC and China automobile. SUNWAY’s technologies and products can be applied to autonomous vehicles, unmanned logistics and transportation vehicles and unmanned commercial vehicles. Commercial cooperation to date includes well-known domestic enterprises such as XCMG group, Liugong group and Shenzhen airport.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the conditions and contingencies in the amendment to this agreement, the belief that this integration will enable SUNAWAY’s unarmed logistics and robotic vehicles to navigate complex environments seamlessly, and that if the ScaleCam solution is adopted, the Company expects it will supply the first batch of ScaleCam systems by the end of 2024. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654